SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 1)1

CAI International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12477X106

(CUSIP Number)

Weiss Asset Management LP

c/o Georgiy Nikitin

222 Berkeley St.

16th Floor

Boston, MA 02116

(617) 778-7725

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2019**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

**	Please see Item 5.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12477X106	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. Weiss Asset Management LP BIP GP LLC WAM GP LLC Andrew M. Weiss Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6

  CITIZENSHIP OR PLACE OF ORGANIZATION

  Weiss Asset Management LP is a Delaware limited partnership.

  BIP GP LLC is a Delaware limited liability company.

  WAM GP LLC is a Delaware limited liability company.

  Andrew M. Weiss is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Weiss Asset Management LP — 0 shares BIP GP LLC — 0 shares WAM GP LLC — 0 shares Andrew M. Weiss — 0 shares
	8	SHARED VOTING POWER Weiss Asset Management LP — 1,254,592 ** BIP GP LLC — 832,321 ** WAM GP LLC — 1,254,592 ** Andrew M. Weiss — 1,254,592 **
	9	SOLE DISPOSITIVE POWER Weiss Asset Management LP — 0 shares BIP GP LLC — 0 shares WAM GP LLC — 0 shares Andrew M. Weiss — 0 shares
	10	SHARED DISPOSITIVE POWER Weiss Asset Management LP — 1,254,592 ** BIP GP LLC — 832,321** WAM GP LLC — 1,254,592 ** Andrew M. Weiss — 1,254,592 **

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Weiss Asset Management LP — 1,254,592 ** BIP GP LLC — 832,321** WAM GP LLC — 1,254,592 ** Andrew M. Weiss — 1,254,592 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Weiss Asset Management LP — 7.20% ** BIP GP LLC — 4.78% ** WAM GP LLC — 7.20% ** Andrew M. Weiss — 7.20% **
14	TYPE OF REPORTING PERSON Weiss Asset Management LP — IA, PN BIP GP LLC — HC, OO WAM GP LLC — HC, OO Andrew M. Weiss — HC, IN

**	Please see Item 5.

CUSIP No. 12477X106	13D	Page 3 of 5 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D initially filed on August 23, 2019 (the “Prior Schedule 13D” and, as so amended by this Amendment, the “Schedule 13D”) with respect to the items set forth below. Capitalized terms used without definition in this Amendment have the meanings assigned to them in the Prior Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares were acquired in open market purchases for an aggregate of approximately $28.0 million cash by: (i) BIP of which BIP GP LLC is the sole General Partner and (ii) Brookdale Global Opportunity Fund, a Cayman exempted company (“BGO” and together with BIP, the “Funds”), for which Weiss Asset Management LP acts as the Investment Manager.

The source of such funds was the working capital of the Funds.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages set forth in Row 13 of the cover page and in this Item 5 have been calculated based on 17,425,754 Shares of the Issuer’s Common Stock issued and outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed on November 1, 2019 (the “Form 10-Q”). Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

(a) and (b) 832,321 Shares, representing approximately 4.8% of the outstanding shares of the Issuer, are held by BIP. BIP GP LLC is the general partner of BIP. Weiss Asset Management LP is the investment manager of BIP. Dr. Weiss is the managing member of each of BIP GP LLC and WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

422,271 Shares, representing approximately 2.4% of the outstanding shares of the Issuer, are held by BGO. Weiss Asset Management LP is the investment manager of BGO. Dr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

See Rows 7-13 of the cover page above for the aggregate number and percentage beneficially owned by each of the Reporting Persons.

(c) The transactions in the Issuer’s Common Stock engaged in by BIP and BGO during the past 60 days are set forth on Schedule A hereto, which is hereby incorporated herein by reference. All of such transactions were open-market purchases.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

CUSIP No. 12477X106	13D	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

November 22, 2019

WEISS ASSET MANAGEMENT LP

BY:	/S/ GEORGIY NIKITIN
GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

BIP GP LLC

BY:	/S/ GEORGIY NIKITIN
GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WAM GP LLC

BY:	/S/ GEORGIY NIKITIN
GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

BY:	/S/ GEORGIY NIKITIN
ATTORNEY-IN-FACT FOR ANDREW WEISS**

**

Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on January 25, 2017 in respect of its holding in Quinpario Acquisition Corp. 2.

CUSIP No. 12477X106	13D	Page 5 of 5 Pages

Schedule A

Transactions Effected in Last 60 Days

Transactions by BIP:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
11/21/2019	Open Market Purchase	2,433	$23.53
11/21/2019	Open Market Purchase	63,900	$23.40
11/20/2019	Open Market Purchase	8,861	$23.48
11/20/2019	Open Market Purchase	8,112	$23.55
11/19/2019	Open Market Purchase	3,705	$23.22
11/19/2019	Open Market Purchase	1,909	$23.19
11/15/2019	Open Market Purchase	3,406	$23.23
11/14/2019	Open Market Purchase	4,980	$23.40
11/13/2019	Open Market Purchase	3,749	$23.55
11/12/2019	Open Market Purchase	6,900	$23.82
11/11/2019	Open Market Purchase	4,147	$24.16
11/8/2019	Open Market Purchase	1,718	$23.80

Transactions by BGO:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
11/21/2019	Open Market Purchase	1,622	$23.53
11/21/2019	Open Market Purchase	42,600	$23.40
11/20/2019	Open Market Purchase	5,907	$23.48
11/20/2019	Open Market Purchase	5,408	$23.55
11/19/2019	Open Market Purchase	2,470	$23.22
11/19/2019	Open Market Purchase	1,273	$23.19
11/15/2019	Open Market Purchase	2,270	$23.23
11/14/2019	Open Market Purchase	3,320	$23.40
11/13/2019	Open Market Purchase	2,499	$23.55
11/12/2019	Open Market Purchase	4,600	$23.82
11/11/2019	Open Market Purchase	2,765	$24.16
11/8/2019	Open Market Purchase	1,146	$23.80